April 30, 2007

Carmen Moncada-Terry

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0405

Dear Carmen:

In response to the Staff’s response letter to our 20-F Registration Statement Amendment #2, I acknowledge that Unbridled Energy does not currently plan to assign reserves to the two coalbed methane test wells in the Tsuu T'ina property in 2007.  If future production justifies reserve estimates, Unbridled and the independent reserve evaluation company it hires, will use the standard protocol of only assigning Proved Undeveloped reserves to adjacent wells.

On page 20, we discuss future reserve estimates for the Chambers 3-17 well.  When we estimate reserves for this well, Unbridled, and the independent reserve evaluation company it hires, will use the standard protocol of only assigning Proved Undeveloped reserves to adjacent wells.

Please note that Joseph H. Frantz, Jr. - President & CEO of Unbridled Energy was a Reserve Appraiser and led the Reserve Group in his former position with Schlumberger Data and Consulting Services.  In this capacity, he and his staff performed reserve studies for many SEC reporting companies.  He is familiar with SEC reserve standards and will insure that the SEC standards will be used in all reserve appraisals for Unbridled.

Sincerely,

/s/  Joseph Frantz Jr.

Joseph Frantz Jr.

President and CEO